Exemption number: 82 4639

KGHM POLSKA MIEDŹ S.A.

RECEIVED

ul. M. Skłodowskiej-Curie 48
59-301 Lubin, Poland
Tel. exchange: (48 76) 747 82 00
Fax: (48 76) 747 85 00

2007 AUG -8 A 1:28

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Att:	Division of Corporation Finance		
Company:	United States Securities and Exchange Commission	*Phone:* *Fax:*	*1 202 55 13 450* *1 202 77 29 207*
From:	Leszek Mierzwa (contact name) Executive Director, Equity Supervision and Investor Relations	*Phone:*	*(48 76) 747 81 30*
Company:	KGHM Polska Miedź S.A.	*Fax:*	*(48 76) 747 81 39*
E-mail:			
Date:	30 July [redacted]	*No of sheets:*	2

07025641

Current report 42/2007

SUPPL

The Management Board of KGHM Polska Miedź S.A. announces that on 30 July 2007 KGHM Polska Miedź S.A. and „Zagłębie" Lubin SSA (a subsidiary of KGHM Polska Miedź S.A.) signed an Agreement for the Acquisition of Shares of the company „Zagłębie" Lubin SSA.
KGHM Polska Miedź S.A. acquired 100 000 registered ordinary shares of the new issue, series „AE", having an issue price equal to the nominal value of PLN 1 000 per share.
The total increase in capital amounts to PLN 100 000 thousand.
The carrying amount of the assets acquired is equal to their nominal value.
The shares will be paid for in cash in the following tranches:
1st tranche: PLN 25 000 thousand – by 30 September 2007,
2nd tranche: PLN 50 000 thousand – by 31 March 2008,
3rd tranche: PLN 25 000 thousand – by 30 June 2008.
The shares acquired by KGHM Polska Miedź S.A. represent 87.96% of the increased share capital of the company „Zagłębie" Lubin SSA.
After this increase, the share capital of „Zagłębie" Lubin SSA amounts to PLN 113 689 thousand and is divided into 113 689 ordinary shares, having nominal value of PLN 1 000 each. KGHM Polska Miedź S.A. owns 100% of shares, which is equal to the amount of votes.
This change in the share capital of „Zagłębie" Lubin SSA has not yet been registered.

PROCESSED

AUG 13 2007

THOMSON FINANCIAL

The funds obtained from this increase in share capital are to be used for the construction of a stadium.

KGHM Polska Miedź S.A. financed the acquisition of these assets using its internal funds.

The assets acquired are of a long term, equity investment nature.

KGHM Polska Miedź S.A.
with its registered head office in Lubin
59-301 Lubin, ul. M. Skłodowskiej-Curie 48
www.kghm.pl NIP 692-000-00-13 REGON 390021764

Court of registration:
Wrocław Fabryczna Regional Court, Section IX (Economic) of the National Court of Registrations No. KRS 0000023302
where Company documentation is kept

Total share capital:
2.000.000.000 PLN
(paid-in capital)

Exemption number: 82 4639

The criteria used for describing the assets as significant is that the shares acquired represent over 20% of the share capital of „Zagłębie" Lubin SSA.

Legal basis: § 5 sec. 1 point 1 of the Decree of the Minister of Finance dated 19 October 2005 regarding current and periodic information published by issuers of securities (Journal of Laws from 2005 Nr 209, item 1744)

PREZES ZARZĄDU
Krzysztof Skóra

WICEPREZES ZARZĄDU
Stanisław Kot

END